Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission on April 29, 2022 (the “2022 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the 2022 Form 20-F under the section titled “Risk Factors” and in other parts of the 2022 Form 20-F. Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

RESULTS OF OPERATION

Impact of COVID-19 Outbreak

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While the closures and limitations on movement, domestically and internationally, are expected to be temporary, if the outbreak continues on its current trajectory the duration of the supply chain disruption could reduce the availability, or result in delays, of materials or supplies to and from Aptorum Group Limited and its subsidiaries (collectively “the Group”), which in turn could materially interrupt the Group’s business operations. Given the speed and frequency of the continuously evolving developments with respect to this pandemic, the Group cannot reasonably estimate the magnitude of the impact to its consolidated results of operations. We have taken every precaution possible to ensure the safety of our employees.

Additionally, it is reasonably possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, including losses on investments; impairment losses related to long-lived assets and current obligations.

For the six months ended June 30, 2022 and 2021

The following table summarizes our results of operations for the six months ended June 30, 2022 and 2021.

	For the six months ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Revenue
Healthcare services income	$527,462	$637,784

Operating expenses
Cost of healthcare services	(529,991)	(629,987)
Research and development expenses	(4,509,303)	(5,508,356)
General and administrative fees	(2,400,418)	(2,564,117)
Legal and professional fees	(1,356,164)	(1,240,512)
Other operating expenses	(183,104)	(189,125)
Total operating expenses	(8,978,980)	(10,132,097)

Other income (loss)
Loss on investments in marketable securities, net	(82,710)	(7,565,273)
Gain on non-marketable investments, net	5,588,078	-
Loss on investments in derivatives, net	-	(4,289)
Gain on use of digital currencies	-	4,918
Interest income (expense), net	149,734	(126,102)
Sundry income	66,628	82,652
Total other income (loss), net	5,721,730	(7,608,094)

Net loss	(2,729,788)	(17,102,407)

Revenue

Healthcare services income was $527,462 and $637,784 for the six months ended June 30, 2022 and 2021, respectively, which related to the services income derived from the AML clinic. The decrease in healthcare services income was primarily due to the decrease in number of patients being treated during the period.

Cost of healthcare services

Cost of healthcare services was $529,991 and $629,987 for the six months ended June 30, 2022 and 2021, respectively, which related to the fixed and variable costs in providing healthcare services by AML clinic. The decrease in cost of healthcare services was primarily due to the decrease in number of patients being treated during the period.

Research and development expenses

Research and development expenses comprised of costs incurred related to research and development activities, including payroll expenses to our research and development staff, service fees to our consultants, advisory and contracted research organization, depreciation of laboratory equipment and amortization of licensed patents, sponsored research programs with various universities and research institutions and costs in acquiring IP rights which did not meet the criteria of capitalization under the U.S. GAAP. The following table sets forth a summary of our research and development expenses for the six months ended June 30, 2022 and 2021. The decrease in research and development expenses was mainly due to the decrease in services provided by contracted research organizations as we are in a planning process for Phase 2 of our lead projects which does not require many services from contracted research organizations.

	For the six months ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Research and Development Expenses:
Consultation	$2,491,870	$1,597,380
Payroll expenses	659,749	590,153
Contracted research organizations	624,118	2,428,829
Amortization and depreciation	496,385	478,560
Sponsored research	4,808	160,313
Other R&D expenses	232,373	253,121
Total Research and Development Expenses	4,509,303	5,508,356

General and administrative fees

The following table sets forth a summary of our general and administrative fees for the six months ended June 30, 2022 and 2021. The decrease in general and administrative fees was primary due to the decrease in number of employees.

	For the six months ended June 30,
	2022	2021
General and Administrative Fees:	(Unaudited)	(Unaudited)
Payroll expenses	$1,703,651	$1,895,551
Rent and rates	135,558	144,452
Travelling expenses	77,385	3,668
Amortization and depreciation	86,321	118,305
Insurance	277,207	266,952
Advertising and marketing expenses	44,930	46,285
Other expenses	75,366	88,904
Total General and Administrative Fees	2,400,418	2,564,117

Legal and professional fees

For the six months ended June 30, 2022 and 2021, the legal and professional fees were $1,356,164 and $1,240,512, respectively. The increase in legal and professional fees was mainly due to more share-based compensation awards were granted for consultancy services when compared to last period.

Other operating expenses

For the six months ended June 30, 2022 and 2021, the other operating expenses were $183,104 and $189,125, respectively. The decrease is primarily due to there was a one-off impairment of other receivables in last period, partly offset by the increase in exchange loss resulting from the revaluation of the loan receivables in Australian Dollars.

Other income (loss)

The following table sets forth a summary of other income (loss) for the six months ended June 30, 2022 and 2021.

	For the six months ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Other income (loss):
Loss on investments in marketable securities, net	$(82,710)	$(7,565,273)
Gain on non-marketable investments, net	5,588,078	-
Loss on investments in derivatives, net	-	(4,289)
Gain on use of digital currencies	-	4,918
Interest income (expense), net	149,734	(126,102)
Sundry income	66,628	82,652
Total other income (loss), net	5,721,730	(7,608,094)

Net loss attributable to Aptorum Group Limited

For the six months ended June 30, 2022 and 2021, net loss attributable to Aptorum Group Limited (excluding net loss attributable to non-controlling interests) was $1,885,252 and $16,081,424, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The Group reported a net loss of $2,729,788 and net operating cash outflow of $6,913,290 for the six months ended June 30, 2022. In addition, the Group had an accumulated deficit of $57,422,767 as of June 30, 2022. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability.

The Group’s principal sources of liquidity have been cash and line of credit facility from related parties and banks. As of the date of issuance of the condensed consolidated financial statements, the Group has approximately $4 million of restricted and unrestricted cash and approximately $12 million of undrawn line of credit facility from related parties. In addition, the Group will need to maintain its operating costs at a level through strict cost control and budget to ensure operating costs will not exceed such aforementioned sources of funds to continue as a going concern for a period within 12 months after the issuance of its condensed consolidated financial statements.

The Group believes that available cash, together with the efforts from aforementioned management plan and actions, should enable the Group to meet current anticipated cash needs for at least the next 12 months after the date that the condensed consolidated financial statements are issued and the Group has prepared the condensed consolidated financial statements on a going concern basis. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible debts would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you the financing will be available in amounts or on terms acceptable to us, if at all.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of June 30, 2022.

	Payment Due by Period
	Total	less than one year	One to three years	Three to five years
	US$	US$	US$	US$
Operating lease commitments	559,630	377,123	182,507	-
Debt obligations	3,090,000	3,090,000	-	-
Finance lease	22,435	22,435	-	-
Total	3,672,065	3,489,558	182,507	-

Operating lease commitments

We have several operating leases for office, laboratories and clinic. Operating lease commitments reflect our obligation to make payments under these operating leases.

Debt obligations

Debt obligations reflects outstanding principal obligations under a revolving loan of up to $3 million offered by a bank. The Group can access up to a total $3 million under this arrangement. The line of credit will be matured on June 26, 2023, and the interest on the outstanding principal indebtedness is at the rate of either Hong Kong Interbank Offered Rate (“HIBOR”) plus 1.5% per annum for loan in Hong Kong Dollars, or Secured Overnight Financing Rate (“SOFR”) compounded rate plus 1.5% per annum for loan in the United State Dollars. The loan is secured by a charge over deposits of up to $3 million when the Group draw down.

Finance lease

Finance lease obligations reflect our outstanding payment obligations in connections with our hire purchased vehicle.

CONTINGENT PAYMENT OBLIGATIONS

The Group has entered into agreements with independent third parties for purchasing office and laboratory equipment. As of June 30, 2021, we had non-cancellable purchase commitments of $49,166.

The Group has additional contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are to be made upon achievements of certain conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amount of the milestone payments that we are required to pay up to different achievements of conditions and milestones for all the license agreements signed as of June 30, 2022 are as below:

Amount
Drug molecules: up to the conditions and milestones of
Preclinical to IND filing	$282,564
From entering phase 1 to before first commercial sale	22,276,410
First commercial sale	14,982,051
Net sales amount more than certain threshold in a year	70,769,231
Subtotal	108,310,256

Diagnostics technology: up to the conditions and milestones of
Before FDA approval	198,643

Total	$108,508.899

For the six months ended June 30, 2022 and 2021, the Group incurred $nil and $59,232 milestone payments, respectively. For the six months ended June 30, 2022 and 2021, the Group did not incur any royalties or research and development funding.

CONDENSED SUMMARY OF OUR CASH FLOWS

	Six months ended June 30, 2022	Six months ended June 30, 2021
	(Unaudited)	(Unaudited)
Net cash used in operating activities	$(6,913,290)	$(6,754,035)
Net cash provided by investing activities	2,711,460	19,991,602
Net cash provided by financing activities	3,136,401	3,203,090
Net (decrease) increase in cash and restricted cash	(1,065,429)	16,440,657

For the six months ended June 30, 2022 and 2021

Operating activities

Net cash used in operating activities amounted to $6.9 million and $6.8 million for the six months ended June 30, 2022 and 2021, respectively. The net cash used in operating activities remains stable when compared to last period.

Investing activities

Net cash provided by investing activities amounted to $2.7 million and $20.0 million for the six months ended June 30, 2022 and 2021, respectively. The decrease in net cash provided by investing activities was due to the one-off sale proceeds from the disposal of marketable securities of $20.1 million in last period, offset by the increase in loan repayment from a related party by $3.0 million.

Financing activities

Net cash provided by financing activities amounted to $3.1 million and $3.2 million for the six months ended June 30, 2022 and 2021, respectively. The net cash provided by financing activities remains stable when compared to last period.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

5